SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report consists of clarificatory letters filed with the Philippine Securities and Exchange Commission and the Philippine Stock Exchange on May 11, 2004.

CM-020

GLOBE TELECOM

11 May 2004

SECURITIES AND EXCHANGE COMMISSION

PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention:	Ms. JUSTINA CALLANGAN

Director, MMOD

PHILIPPINE STOCK EXCHANGE

4/F PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention:	Ms. Jurisita M. Quintos

Senior Vice President, Operations Group

Ms. Ma. Isabel T. Garcia

Department Head

Listing Department

Atty. Pamela D. Quizon-Labayen

OIC, Disclosure Department

Gentlemen:

We write in relation to news reports that appeared between 9-11 May 2004 in the following newspapers:

•	Philippine Daily Inquirer
•	Manila Times
•	Daily Tribune
•	Manila Standard
•	Malaya
•	Businessworld

Please find attached a copy of our clarificatory letters to the editors of these publications. It is our Company policy not to disclose projections regarding our financial and operating results.

Should you have any concerns, please do not hesitate to contact us.

Very truly yours,

Atty. Caridad Gonzales

Head, Legal Services Division

5/F Global Telecom Plaza, Pioneer corner Madison Sts., Mandaluyong City 1552

Tel No. (632) 730-1000; Fax No. (632) 739-3002

11 May 2004

Philippines Daily Inquirer

Philippine Daily Inquirer Building

Chino Roces Ave. (formerly Pasong Tamo)

Yague cor. Mascardo Sts.

Makati City, Philippines

Attention:	MR. RAUL O. MARCELO

Editor

MS. CLARISSA S. BATINO

Reporter

Gentlemen:

We write in relation to the news report that appeared in your 11 May 2004 issue with the headline “Globe expects P15B in net income this year.”

We would like to clarify that while our President and CEO, Mr. Gerardo Ablaza, Jr. did state that our Company would “push all fronts to try to preserve gains achieved in the first three months of the year,” this statement alluded to the overall financial and operational performance of the Company and not to a specific net income or subscriber base target. His statement, as such, should not be used as a basis for estimating Globe’s net income for 2004. Mr. Ablaza did not specify a P15 billion net income target for 2004. As in fact, your article stated that “The Globe president, however, did not give any forecast.”

It is Globe’s policy not to disclose projections regarding our financial and operating results.

Should you have any concerns, please do not hesitate to contact us.

Very truly yours,

Atty. Caridad Gonzales

Head, Legal Services Division

5/F Global Telecom Plaza, Pioneer corner Madison Sts., Mandaluyong City 1552

Tel No. (632) 730-1000; Fax No. (632) 739-3002

11 May 2004

Manila Times

371 A. Bonifacio Drive

Manila, Philippines

Attention:	DENNIS ESTOPACE

Assistant Business Editor

ELAINE RUZUL S. RAMOS

Reporter

Gentlemen:

This is in relation to the report that appeared in your 11 May 2004 issue with the headline “Globe hopes to sustain 50% profit growth.”

We would like to clarify that while our President and CEO, Mr. Gerardo Ablaza, Jr. did state that our Company would “try to sustain the growth in financials in the first quarter,” this statement alluded to the overall financial and operational performance of the Company and not to a specific net income or subscriber base target. His statement, as such, should not be used as a basis for estimating Globe’s net income for 2004. Mr. Ablaza did not specify a P15 billion net income target for 2004.

It is Globe’s policy not to disclose projections regarding our financial and operating results.

Should you have any concerns, please do not hesitate to contact us.

Very truly yours,

Atty. Caridad Gonzales

Head, Legal Services Division

5/F Global Telecom Plaza, Pioneer corner Madison Sts., Mandaluyong City 1552

Tel No. (632) 730-1000; Fax No. (632) 739-3002

11 May 2004

Daily Tribune

9th floor, GLC Building

TM Kalaw, cor A Mabini Sts.

Ermita, Manila

Philippines

Attention:	CHITO LOZADA

Editor

CARLO LEO MANUEL

Reporter

Gentlemen:

We write in relation to the news report that appeared in your 10 May 2004 issue with the headline “Globe expects profit to rise 46% in ‘04.”

We would like to clarify that while our President and CEO, Mr. Gerardo Ablaza, Jr. did state that our Company would “try to sustain the growth in financials from the first quarter,” this statement alluded to the overall financial and operational performance of the Company and not to a specific net income or subscriber base target. His statement, as such, should not be used as a basis for estimating Globe’s net income for 2004. Mr. Ablaza did not specify a P15 billion net income nor a 16 million subscriber target for 2004.

It is Globe’s policy not to disclose projections regarding our financial and operating results.

Should you have any concerns, please do not hesitate to contact us.

Very truly yours,

Atty. Caridad Gonzales

Head, Legal Services Division

5/F Global Telecom Plaza, Pioneer corner Madison Sts., Mandaluyong City 1552

Tel No. (632) 730-1000; Fax No. (632) 739-3002

11 May 2004

Manila Standard

Leyland Building

Railroad cor 21st Sts,

Port Area, Manila

Philippines

Attention:	RAY ENANO

Editor

JUDE O. MARFIL

Reporter

Gentlemen:

We write in relation to the news report that appeared in your 9 May 2004 issue with the headline “Globe Telecom sees ‘04 net profit at P15Bn.”

We would like to clarify that while our President and CEO, Mr. Gerardo Ablaza, Jr. did state that our Company would “try to sustain the growth in financials from the first quarter,” this statement alluded to the overall financial and operational performance of the Company and not to a specific net income or subscriber base target. His statement, as such, should not be used as a basis for estimating Globe’s net income for 2004. Mr. Ablaza did not specify a P15 billion net income nor a 16 million subscriber target for 2004.

It is Globe’s policy not to disclose projections regarding our financial and operating results.

Should you have any concerns, please do not hesitate to contact us.

Very truly yours,

Atty. Caridad Gonzales

Head, Legal Services Division

5/F Global Telecom Plaza, Pioneer corner Madison Sts., Mandaluyong City 1552

Tel No. (632) 730-1000; Fax No. (632) 739-3002

11 May 2004

Malaya

371 Bonifacio Drive

Port Area, Manila

Philippines

Attention:	ROSARIO GALANG

Business Editor

RACHEL FRIGINAL

Reporter

Gentlemen:

We write in relation to the news report that appeared in your 9 May 2004 issue with the headline “Globe expects to net P15B.”

We would like to clarify that while our President and CEO, Mr. Gerardo Ablaza, Jr. did state that our Company would “try to sustain its growth,” this statement alluded to the overall financial and operational performance of the Company and not to a specific net income or subscriber base target. His statement, as such, should not be used as a basis for estimating Globe’s net income for 2004. Mr. Ablaza did not specify a P15 billion net income target for 2004.

It is Globe’s policy not to disclose projections regarding our financial and operating results.

Should you have any concerns, please do not hesitate to contact us.

Very truly yours,

Atty. Caridad Gonzales

Head, Legal Services Division

5/F Global Telecom Plaza, Pioneer corner Madison Sts., Mandaluyong City 1552

Tel No. (632) 730-1000; Fax No. (632) 739-3002

11 May 2004

BusinessWorld

95 Balete Drive Ext.

New Manila, Quezon City

Philippines

Attention:	MARVIN TORT

Business Editor

BEVERLY T. NATIVIDAD

Reporter

Gentlemen:

We write in relation to the news report that appeared in your 10 May 2004 issue with the headline “Globe sees profit rising 46% this year.”

We would like to clarify that while our President and CEO, Mr. Gerardo Ablaza, Jr. did state that our Company would “try to sustain the growth in financials from the first quarter,” this statement alluded to the overall financial and operational performance of the Company and not to a specific net income or subscriber base target. His statement, as such, should not be used as a basis for estimating Globe’s net income for 2004. Mr. Ablaza did not specify a P15 billion net income target for 2004.

It is Globe’s policy not to disclose projections regarding our financial and operating results.

Should you have any concerns, please do not hesitate to contact us.

Very truly yours,

Atty. Caridad Gonzales

Head, Legal Services Division

5/F Global Telecom Plaza, Pioneer corner Madison Sts., Mandaluyong City 1552

Tel No. (632) 730-1000; Fax No. (632) 739-3002

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By:    /s/  Delfin C Gonzalez, Jr.

Name: Delfin C. Gonzalez, Jr.

Title: Chief Financial Officer

Date: May 13, 2004